April 24, 2006

Mail Stop 4561

Clark Wilson
Chairman of the Board, President and
Chief Executive Officer
Wilson Holdings, Inc.
2700 Via Fortuna, Suite 400
Austin, TX 78746

	Re:	Wilson Holdings, Inc.
		Registration Statement on Form SB-2
		Amendment No. 1 filed April 7, 2006
		Registration No. 333-131486

Dear Mr. Wilson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to previous comment 3 and re-issue the
comment.   With respect to your Land Acquisition strategy, please
specify how you intend to finance the bulk of your acquisitions. For example, disclose the percentage of land acquisitions you intend to finance under your Rolling Option. Please also tell us where you have addressed the last sentence of our previous comment 3 and provide all other information required by Items 102(b) and 102(c) of
Regulation S-B.

Overview, page 3

2. Please provide balance to your summary by briefly including a summary of the most material risk factors involved in the proposed offering.
3. In your response to previous comment 11, please specify here and on page 21 the percentage of assets allocated toward acquiring developed land versus acquiring underdeveloped or raw land. Specify also your intentions with respect to the other 25% of assets.
4. We note the added disclosure on page 21 relating to how you generate revenue. Please expand the summary overview to disclose that revenues are derived from the sale of raw land and/or developed land and that, going forward, revenues are primarily expected to be generated only after developed homes are sold and development costs and landowner ownership interests are allocated. In addition, briefly discuss the revenue derived from services you provide to homebuilders and disclose here and on page 21 the portion of revenue derived from each segment of your business for the most recent fiscal period.

Risk Factors

We require substantial capital to pursue our operating strategy...page 7
5. Please quantify your planned use of leverage and state whether there are any limits under your charter on the amount of indebtedness you may incur as previously requested in our previous comment 23.
6. We note the added disclosure relating to the $6.7 million notes due September 30 2006 and your intention to repay those notes from refinancing with a bank or joint venture in the event that you are unable to repay the balance through lot and land sales. To the extent that you have negotiated any such refinancing plans with a bank or joint venture entity to date, please so state.
7. In your response to previous comment 33 please revise to clarify our understanding that amounts drawn down on your credit line are payable within one year. Please also disclose the amount currently owed on the credit line.

We utilize a "Rolling Option" as part of our strategy, and assume..., page 7
8. Please disclose the approximate percentage of the sales price paid to landowners under this option.

9. Please expand your discussion under this risk factor to disclose the risks of construction that you undertake on properties not owned by the company.

We may be at risk of loss for loans or advances to our customers, page 9
10. We note this added risk factor in response to previous comment
18. Please expand to disclose any limits on your option to offer surety or financing to your homebuilder customers. If not, please so state. Also you have not addressed whether you have the necessary licensing to conduct financing activities as previously requested. Finally, please clarify why you would suffer losses if the "funds advanced are not used for their intended purposes."

Our chief executive officer is subject to a non-compete agreement..., page 9
11. Please disclose when in 2007 the non-compete agreement is set to expire.
12. We note the last sentence in this risk factor and your responses to previous comments 27, 28 and 29. Please clarify with a definitive statement in your Land Acquisition, Rolling Option, and Land Development and Related Services sections on pages 21 and 22 that you do not intend to engage in homebuilding.
13. In this regard, it appears that disclosure in your Rolling Option section on page 21 suggests that you may be receiving revenue from the sale of land "...as homes are sold." Please advise us as to why you do not believe the Rolling Option may violate the terms of the non-compete agreement that provides that Mr. Wilson may not engage in the business of "ownership of dwelling units" among other things.

Our largest stockholder...page 10
14. As previously requested in comment 32, please revise the heading of this risk factor to clarify that your "largest shareholder" is your CEO.

We issued $10 million in convertible notes and if these notes are converted... page 10
15. We note your response to previous comment 21, please discuss the differences in the conversion price in the agreement for the convertible notes as compared to the actual "trading price" at the time the agreement was closed as well as the recent "trading price."
Please also provide us with the independent valuation of common stock you reference in your response to previous comment 21.



If we are unable to generate sufficient cash from operations..., page
11
16. Please expand this risk factor to discuss the specific consequences that would occur if your cash from operations is insufficient to meet your obligations and development plans. For example, to the extent this could force you to sell lots at inopportune times, possibly at lower levels than expected, please discuss how this would affect your operations going forward.

Our results of operation and financial condition are greatly affected by the performance of the real estate industry, page 11
17. It is unclear how you have revised the risk factor to combine it with the risk factor at the top of page 8 as indicated in your response to previous comment 37 since both risk factors continue to be presented separately. Please revise to delete one or the other since they both appear to convey the same risk or tell us how they are distinct.

We have anti-takeover provisions that could discourage...page 11
18. In response to previous comment 19, please specify which provisions of your charter could have the effect of deterring or preventing a change in control. To the extent that you intend to amend the charter to include additional provisions that will deter or prevent a change in control please so state. Please also tell us where you have filed the Cole Computer Corporation charter documents as exhibits. We note that certificates of incorporation and bylaws filed with your original Form 10-SB relate to Pandora`s Golden Box.
Cleary identify which organizational documents apply to your business.

Management Discussion and Analysis....beginning on page 14
19. Please disclose the purchase price of the 736 acre land acquisition in June 2005 and whether you experienced gains or losses on the sale of certain undeveloped lots in the quarter ended September 30, 2005.
20. In the second paragraph under the heading "Land Sales and Development" on page 15, please clarify our understanding that you have earned no revenues from your homebuilding services to date.
21. We note reference to expenses for a website and "establishing a presence on the internet" in your discussion of sales and marketing expenses in MD&A. Please disclose the web address and/or clarify the nature of such expenses.
22. We refer to your disclosure on page 17 indicating that you have drawn down approximately $253,000 from your credit line. Please revise so that this disclosure is consistent with your disclosure on page 32 that indicates that, as of March 31, 2006, you had drawn down
$847,000. In addition, please disclose when each draw must be repaid.

Contractual Obligations and Commitments, page 17
23. We note your response to comment 40. Please revise to include convertible debt payable along with any related derivative liabilities. Additionally, we are still unclear what consideration you gave to including the $10.2 million in commitments disclosed on page 16.

Business, beginning on page 20

Homebuilder Services, page 23
24. Expand your response to previous comment 41 to discuss the circumstances under which parties to the homebuilder service contracts may terminate their agreements.

Principal Stockholders, page 29
25. In the introductory paragraph to the table, please clarify whether the 860,000 shares of common stock underlying the options and the 5,000,000 shares of common stock underling the promissory notes are included the calculation of the total number of shares outstanding and whether they are then included in the table. If not, please disclose, if true, that these securities are not exercisable within 60 days.
26. We note your response to previous comment 50. Please advise us as to why the percentage of shares held by the principal stockholders exceeds 100% of the shares outstanding as of April 6, 2006. Please also provide a footnote that describes the relationship between Tejas
Securities Group and Mr. Gorman.

Selling Stockholders, page 30
27. Your response to previous comment 53 suggests that John Gorman may be a broker dealer while the disclosure in footnote 6 identifies
Mr. Gorman as an affiliate of a broker dealer. Please clarify the inconsistency. If Mr. Gorman is a broker dealer, you should revise to identify him as an underwriter.
28. Please revise footnotes 8, 9 and 10 to disclose the natural person who controls the disposition of the shares held by the entities listed in the table.

Certain Relationships and Related Transactions, page 32
29. Please state whether and, if so, how, the sale of property by the
SGL entities to the company was completed in an arm`s length transaction.

Financial Statements for the years ended December 31, 2005 and
2004
pages F-2 - F-21
30. We note your response to comment 58. Despite the fact that during 2004 and 2005 you were engaged in and exploring opportunities to buy and develop land, it appears that through December 31, 2005 you have not produced significant revenue. Please tell us why you should not be considered a development stage company in light of the guidance in paragraph 8b of SFAS 7 or revise your document.

Note (2) Summary of Significant Accounting Policies, pages F-7 -
F-12

(q) Convertible Debt, page F-11
31. We note that management has concluded that the market price of your stock as quoted on the Over-the-Counter Bulletin Board was not reflective of the actual fair market value of the stock due to insufficient trading and a lack of public information regarding your financial performance. Please provide us with a detailed explanation that describes how management came to this conclusion. Please include a discussion of any information not disclosed to the public which would have a material impact on the market price of your stock.
32. We note the use of an independent third party valuation to determine the fair value of your common stock. Please revise your document to name the valuation specialist and include a consent from this specialist. Alternatively, you may remove the reference to the third party valuation.

Note (4) Investment in Joint Ventures, page F-13
33. We note your consolidation of certain joint ventures with homebuilders under FIN 46(R). In light of your disclosure that you hold no controlling interest in each of these joint ventures, please tell us why no minority interest has been recognized in the financial statements.

Note (9) Indebtedness, pages F-16 - F-18
34. Please help us understand how you evaluated each embedded derivative feature within your convertible notes in determining bifurcation was required under paragraph 12 of SFAS 133 and related accounting guidance. As it relates to the Penalty Warrants, please tell us how you considered the guidance in EITF 00-19 in determining that the warrants should be classified as liabilities. Finally, explain your basis for using the Black-Scholes option pricing model to value each of the derivatives.

Undertakings, II-3
35. Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matt Maulbeck at 202-551-3466 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3402 or me at 202-
551-
3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Ted A. Gilman Esq. (via facsimile)









Clark Wilson
Wilson Holdings, Inc.
April 24, 2006
Page 7